================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                         PURSUANT TO SECTION 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
          ----------------------------------------------------------



            RHODE ISLAND                                05-0440218
        -----------------------                    ----------------------
        (STATE OF ORGANIZATION)                      (I.R.S. EMPLOYER
                                                   Identification Number)

                              10400 FERNWOOD ROAD
                           Bethesda, Maryland  20817
                           -------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                (301) 380-2070
                              ------------------
              (REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE)


    Securities to be registered pursuant to Section 12(b) of the Act:  Not
                                  Applicable

       Securities to be registered pursuant to Section 12(g) of the Act:

                    UNITS OF LIMITED PARTNERSHIP INTERESTS
                    --------------------------------------
                               (TITLE OF CLASS)

================================================================================

                               TABLE OF CONTENTS
                               -----------------

                                                                        Page No.
                                                                        --------


ITEM 1.     Business.......................................................   3

ITEM 2.     Financial Information..........................................   7

ITEM 3.     Property.......................................................  11

ITEM 4.     Security Ownership of Certain Beneficial Owners and Management.  12

ITEM 5.     Directors and Executive Officers...............................  12

ITEM 6.     Executive Compensation.........................................  13

ITEM 7.     Certain Relationships and Related Transactions.................  13

ITEM 8.     Legal Proceedings..............................................  14

ITEM 9.     Market for and Distributions on Limited Partnership Units and
            Related Security Holder Matters................................  15

ITEM 10.    Recent Sales of Unregistered Securities........................  15

ITEM 11.    Description of Registrant's Securities.........................  15

ITEM 12.    Indemnification of Directors and Officers......................  19

ITEM 13.    Financial Statements...........................................  20

ITEM 14.    Changes in and Disagreements with Accountants on Accounting and
            Financial Disclosure...........................................  37

ITEM 15.    Financial Statements, Supplementary Schedule and Exhibits......  37

FORWARD-LOOKING STATEMENTS

Certain matters discussed herein are forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Partnership to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Partnership believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the Partnership's filings with the Securities and Exchange Commission. The Partnership undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.


ITEM 1.   BUSINESS

DESCRIPTION OF THE PARTNERSHIP

Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership"), a Rhode Island limited partnership, was formed in 1988 to acquire, own, lease, mortgage and operate the Marriott Suites O'Hare Hotel (the "Hotel"), located in the Village of Rosemont, Illinois. The Partnership leases the land underlying the Hotel from Simon/Rosemont Developers (the "Ground Lease").

The sole general partner of the Partnership, with a 1% interest, is MOHS Corporation (the "General Partner"), a Delaware corporation and a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"). The Partnership is engaged solely in the business of owning and operating the Hotel and therefore is engaged in one industry segment. The principal offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

The Hotel is operated by Marriott International, Inc. ("MII" and "Manager"), as part of the Marriott Hotels, Resorts and Suites full-service hotel system under a long-term management agreement. The Hotel has the right to use the Marriott name pursuant to the management agreement and, if this agreement is terminated, the Partnership will lose that right for all purposes (except as part of the Partnership's name). See Item 7, "Certain Relationships and Related Transactions."

Marriott Suites typically contain 250 guest suites and are targeted to short-term upscale business and pleasure travelers who desire full-service hotel amenities with the more spacious accommodations characteristic of all-suite hotels. Marriott Suites are not intended to provide accommodations to heavily discounted segments of the hotel market. Accordingly, for the past five years, transient business has accounted for approximately 82% of the Hotel's roomnights. The bulk of both the transient and group business has consisted of corporate travelers. The Hotel, located only five minutes from Chicago O'Hare International Airport, offers its guests 256 luxury suites with several amenities, including a separate living room, wet bar with coffee/tea service, separate dressing area with full length mirror and hair-dryer, large well-lit work desk, and beginning in 1998, an upgraded telephone system providing a second line for modem use. Additionally, the Hotel offers a food and beverage outlet, a business center and approximately 2,600 square feet of meeting space. The Hotel has been awarded the AAA Four Diamond designation for quality and has consistently ranked among the top 5 Marriott hotels for service and product in the midwest region in virtually all major guest satisfaction categories. The Partnership has no current plans to acquire any new properties or sell the Hotel. See Item 3, "Property."

ORGANIZATION OF THE PARTNERSHIP

The Partnership was formed on August 31, 1988, and operations commenced on June 12, 1989 (the "Closing Date"), pursuant to its amended and restated agreement of limited partnership (the "Partnership Agreement"). Between September 15, 1988, and the Closing Date, 335 limited partnership interests (the "Units"), representing a 98% interest in the Partnership, were sold pursuant to a private placement offering at $35,000 per Unit. At the time of Partnership formation, there were two general partners, MOHS Corporation and MB Investment Properties, Inc. ("MBIP"), each of which contributed $119,500 for their respective 1% general partnership interests. On August 23, 1996, MBIP withdrew as a general partner of the Partnership and converted its 1% general partner interest to a limited partnership interest.

On February 16, 1989, the Partnership executed a purchase and sale agreement with Host Marriott to acquire the Hotel and the leasehold interest in the land on which the Hotel is situated for $35 million. Under the purchase and sale agreement, Host Marriott agreed to reduce the purchase price of the Hotel up to an aggregate total of $3 million to the extent that the Hotel did not provide cash flow, after payment of ground rent and debt service, equivalent to $1 million for each of the three years ended June 19, 1992 (the "Cash Flow Guaranty"). A total of $2,476,000 was paid to the Partnership under the Cash Flow Guaranty. The price adjustments have been allocated as a reduction of the carrying value of the Partnership's property and equipment in the Partnership's balance sheet. The total purchase price was paid from proceeds of the mortgage financing (see "Debt Financing") and sale of the Units.

DEBT FINANCING

Mortgage Debt
-------------

The Partnership entered into a loan agreement on June 12, 1989 with a bank to provide non-recourse mortgage debt of $25.5 million (the "Mortgage Debt") to finance the acquisition of the Hotel. The Mortgage Debt initially bore interest at a floating interest rate. On August 11, 1989 the Partnership exercised its option to fix the interest rate at 9.575% until maturity on June 12, 1996. Interest on the Mortgage Debt was payable on the last day of March, June, September and December of each year. No amortization of principal was required prior to maturity or the sale or refinancing of the Hotel.

The Mortgage Debt matured on June 12, 1996 (the "Maturity Date"). On September 24, 1996 (the "Refinancing Date"), the Partnership completed a refinancing of the Mortgage Debt (the "Amended and Restated Mortgage Debt"). The lender granted the Partnership a forbearance of the loan for the period between the Maturity Date and the Refinancing Date. During the forbearance period from the Maturity Date until August 15, 1996, the Partnership continued to pay interest at the contract rate of 9.575%. Thereafter, until the Refinancing Date, the Partnership paid interest at a rate of 10.575%. The Amended and Restated Mortgage Debt matures on June 12, 2001 and carries a floating interest rate of 200 basis points over the three-month London Interbank Offered Rate ("LIBOR"), with an option to fix the interest rate during the first two years of the loan term. The weighted average interest rate from the Refinancing Date through December 31, 1996, was 7.62%. The weighted average interest rate for 1997 was 7.69%. The restructured loan requires minimum quarterly amortization payments based on a 20-year schedule. Additionally, all excess cash flow after payment of ground rent, required principal and interest payments, incentive management fee, partnership administrative expenses and refinancing costs is to be applied toward principal amortization. On June 24, 1997 the Partnership paid $305,000 from excess cash flow generated during 1996 toward additional principal amortization. The Partnership expects to pay $766,000 in June 1998 from excess cash flow generated during 1997.

The Amended and Restated Mortgage Debt is secured by the Hotel, an assignment of the Partnership's interest under the Ground Lease, an assignment of the Hotel management agreement, and by the grant of a security interest in the Partnership's cash accounts and the personal property and fixtures of the Hotel.

Debt Guarantees
---------------

No debt service guarantee was provided on the Amended and Restated Mortgage Debt. However, the General Partner reaffirmed its guarantee to the lender that in the event of a foreclosure, proceeds payable to the lender would be at least $5,000,000. The General Partner believes that the chances of foreclosure are remote.

Roof and Facade Loan
--------------------

A subsidiary of MII, Marriott International Capital Corporation ("MICC"), provided $605,000 in available loan proceeds for the completion of the facade and roof restoration project at the Hotel. As of December 31, 1997, $528,000 has been disbursed under the loan. The loan matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Monthly payments of approximately $19,000 in principal and interest will be paid following the final disbursement of loan proceeds, expected to occur during the second quarter of 1998.

Simultaneous with the execution of the loan agreement between the Partnership and MICC, Host Marriott purchased a 50% participation interest in the loan from MICC. Pursuant to the participation agreement, Host Marriott reimbursed MICC for 50% of the loan advances made to-date and will continue to reimburse MICC for 50% of any additional advances. Upon the final loan disbursement, Host Marriott will be reimbursed by MICC for 50% of the loan repayments as they are made by the Partnership to MICC.

MATERIAL CONTRACTS

Management Agreement
--------------------

The Manager operates the Hotel pursuant to a long-term management agreement (the "Management Agreement") which has an initial term expiring in 2008. The Manager may renew the Management Agreement at its option, for up to five successive 10-year terms. The Partnership may terminate the Management Agreement if specified minimum operating results are not achieved. However, the Manager may prevent termination by paying the Partnership the amount by which the minimum operating results were not achieved.

The Management Agreement provides for annual payments of (i) the base management fee equal to 3% of gross sales from the Hotel and (ii) the incentive management fee equal to 20% of operating profit, as defined. Payment of the incentive management fee is subordinated to the required principal and interest payments on the Amended and Restated Mortgage Debt, ground rent and an 8% annual priority return to the General Partner and the limited partners (collectively, the "Partners"). For additional information see Item 7, "Certain Relationships and Related Transactions."

Pursuant to the Management Agreement, the Hotel is operated as part of the Marriott Hotels, Resorts and Suites full-service hotel system which at December 31, 1997 included 326 hotels with a total of 124,571 guest rooms.

Ground Lease
------------

In 1989, the leasehold interest in the land upon which the Hotel is located was assigned to the Partnership by Host Marriott. The lease was created on June 16, 1986 pursuant to the Ground Lease from the landlord to Host Marriott. The initial term of the Ground Lease expires in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of ten years each. Upon expiration or termination of the Ground Lease, title to the Hotel and all improvements revert to the lessor. Rent expense under the Ground Lease is calculated at an amount equal to the greater of a minimum rental of $300,000 per year or a percentage rental equal to 3% of annual gross room sales.

Under the lease, the Partnership pays all costs, expenses, taxes and assessments relating to the land, including real estate taxes. The Ground Lease provides that the Partnership has a first right of negotiation in the event the ground lessor decides to sell the leased premises.

COMPETITION

Demand in the U.S. lodging industry continues to be strong as a result of an improved economic environment and a corresponding increase in domestic business and leisure travel. Also, the upscale full-service hotel segment has benefited from a continued low room supply growth rate, which is attributable to several factors including the limited availability of attractive building sites for full-service hotels and the lack of available financing for new full-service hotel construction. The cyclical nature of the U.S. lodging industry has been demonstrated over the past two decades. Low hotel profitability during the 1974-1975 recession led to a prolonged slump in new construction, to high occupancy rates, and to real price increases in the late 1970s and early 1980s. Changes in tax and banking laws during the early 1980s precipitated a construction boom which peaked in 1986 and created an oversupply of hotel rooms that had not been absorbed fully by increased demand. This caused a significant decrease in new hotel development in the early 1990s which has resulted in a gradual U.S. hotel supply/demand imbalance.

The Partnership's Hotel competes with other major lodging brands in its region. Competition in the region is based primarily on the level of service, quality of accommodations, convenience of location, and room rates of each hotel. The Partnership believes that its inclusion within the nationwide Marriott full-service hotel system provides advantages of name recognition; centralized reservations and advertising; system-wide marketing and promotion; and centralized purchasing, training, and support services. Additional competitive information is set forth in Item 3 "Property" with respect to the Hotel.

CONFLICTS OF INTEREST

Because Host Marriott and its affiliates own and/or operate hotels other than the one owned by the Partnership, potential conflicts of interest exist. With respect to these potential conflicts of interest, Host Marriott and its affiliates retain a free right to compete with the Partnership's Hotel, including the right to develop competing hotels now and in the future, in addition to those existing hotels which may compete directly or indirectly.

Under Rhode Island law, the General Partner has unlimited liability for obligations of the Partnership unless those obligations are, by contract, without recourse to the partners thereof. Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Hotel. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects, including acquiring hotel properties in addition to the Hotel and selling or otherwise disposing of or consenting to the sale or disposition of the Partnership's assets. For a discussion of limitations on the authority of the General Partner, see Item 11, "Description of Registrant's Securities -- Authority of the General Partner." Because certain actions taken by the General Partner or the Partnership could expose the General Partner or its parent, Host Marriott, to liability that is not shared by the limited partners (for example, tort liability or environmental liability), this control could lead to a conflict of interest. Under Rhode Island law, the General Partner has a fiduciary duty to the Partnership and is required to exercise good faith and loyalty in all its dealings with respect to Partnership affairs.

POLICIES WITH RESPECT TO CONFLICTS OF INTEREST

It is the policy of the General Partner that the Partnership's relationship with the General Partner, any affiliate of the General Partner, or persons employed by the General Partner are conducted on terms which are fair to the Partnership and which are commercially reasonable. Agreements and relationships involving the General Partner or its affiliate and the Partnership are on terms consistent with the terms on which the General Partner or its affiliates have dealt with unrelated parties.

The Partnership Agreement provides that agreements, contracts or arrangements between the Partnership and the General Partner or any of its affiliates, other than arrangements for rendering legal, accounting, engineering, and investor reporting services to the Partnership by the General Partner or its affiliates, which agreements will be on commercially reasonable terms, will be subject to the following conditions:

(a) the General Partner or any affiliate must be actively engaged in the business of rendering such services or selling or leasing such goods;

(b) such agreements, contracts or arrangements shall be embodied in a written contract which precisely describes the subject matter thereof and all compensation to be paid therefor;

(c) no rebates may be received by the General Partner or any affiliate, nor may the General Partner or any affiliate participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of the Partnership Agreement;

(d) no such agreement, contract or arrangement may be amended in such manner as to increase the fees or other compensation payable to the General Partner or any affiliate or to decrease the responsibilities or duties of the General Partner or any affiliate in the absence of the consent of the limited partners holding a majority of the Units; and

(e) any such agreement, contract or arrangement which relates to or secures any funds advanced or loaned to the Partnership by the General Partner or any affiliate must reflect commercially reasonable terms.

EMPLOYEES

The Partnership has no employees; however, employees of the General Partner are available to perform administrative services for the Partnership. The Partnership reimburses the General Partner for the cost of providing such services. See Item 6, "Executive Compensation," for information regarding payments made to the General Partner for the cost of providing administrative services to the Partnership.

HOST MARRIOTT REAL ESTATE INVESTMENT TRUST

On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors has authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999.

As part of the REIT reorganization, Host Marriott has formed an operating partnership (the "Operating Partnership"). The Operating Partnership is proposing to acquire by merger (the "Mergers") eight limited partnerships that own full-service hotels in which Host Marriott or its subsidiaries are general partners, including the Partnership. As more fully described in the registration statement filed with the Securities and Exchange Commission on June 2, 1998, limited partners of those partnerships that participate in the Mergers will receive either units or, at their election, unsecured notes issued by the Operating Partnership in exchange for their partnership interests in the Partnerships.

Consummation of the REIT reorganization is subject to significant contingencies that are outside the control of Host Marriott, including final Board approval, consent of shareholders, partners, bondholders, lenders, and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT reorganization will be completed or that it will be effective as of January 1, 1999.


ITEM 2.  FINANCIAL INFORMATION

The following selected financial data presents historical operating information for the Partnership for the twelve weeks ended March 27, 1998 and March 28, 1997 and for each of the five years ended December 31, 1997 presented in accordance with generally accepted accounting principles (in thousands, except per unit amounts):

                            SELECTED FINANCIAL DATA

                          Twelve Weeks Ended
                         ---------------------
                         March 27,  March 28,              Year Ended December 31,
                                                -----------------------------------------------
                           1998        1997      1997      1996      1995      1994      1993
                         ---------  ----------  -------  --------  --------  --------  --------

Revenues (1)...........    $ 1,516    $ 1,281   $ 6,568  $ 5,660   $ 4,913   $ 4,509   $ 4,311
                           =======    =======   =======  =======   =======   =======   =======

Net income (loss)......    $    88    $   (11)  $   582  $  (565)  $(1,655)  $(1,920)  $(2,031)
                           =======    =======   =======  =======   =======   =======   =======

Net income (loss) per
 limited partner unit..    $   257    $   (33)  $ 1,701  $(1,651)  $(4,839)  $(5,617)  $(5,941)
                           =======    =======   =======  =======   =======   =======   =======

Total assets...........    $25,898    $25,665   $25,962  $25,701   $25,975   $27,002   $27,701
                           =======    =======   =======  =======   =======   =======   =======

Total liabilities......    $28,631    $29,079   $28,783  $29,104   $28,813   $28,185   $26,964
                           =======    =======   =======  =======   =======   =======   =======
----------------------------

(1) Revenues represent house profit from the Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to the Manager.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

TWELVE WEEKS ENDED MARCH 27, 1998 COMPARED TO TWELVE WEEKS ENDED MARCH 28, 1997

Revenues. First quarter revenues increased 18% or $235,000, over 1997 from $1.3 million to $1.5 million. Revenues and operating profit were impacted primarily by growth in revenue per available room ("REVPAR") of 12% over the comparable period in 1997 from $108 to $121. REVPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a generally accepted accounting principle measurement of revenue). REVPAR does not include food and beverage or other ancillary revenues generated by the property. The increase in REVPAR was the result of a 14% increase in average room rate to $157, slightly offset by a 1.1 percentage point decrease in average occupancy to 77%. The significant increase in average room rate for the first quarter of 1998 was primarily due to the Hotel limiting the sale of discounted rooms and maintaining its $189 corporate room rate during the slower months of the season (January and February). Additionally, on March 1, 1998 the Hotel increased its corporate room rate $10 to $199; this rate represents a $30 increase over the corporate rate charged in the first quarter of 1997. The slight decrease in occupancy was the result of decreased demand in the airport market overall of approximately 1%.

Operating Costs and Expenses. Operating costs and expenses increased 13% to $925,000 for the twelve weeks ended March 27, 1998 when compared to the same period in 1997. The increase in operating costs and expenses was primarily due to the 27% or $43,000 increase in incentive management fee and the 21% or $40,000 increase in depreciation expense. The increase in the incentive management fee was the result of the improvement in revenues discussed above. The increase in depreciation expense was due to the completion of the rooms renovation in 1997. As a percentage of revenues, operating costs and expenses were 61% and 64% of revenues for first quarter 1998 and first quarter 1997, respectively.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $128,000 to $591,000, or 39% of revenues, for first quarter 1998 from $463,000, or 36% of revenues, for first quarter 1997.

Interest expense. Interest expense increased 5% for the twelve weeks ended March 27, 1998 when compared to the same period in 1997 due primarily to interest expense recognized on the roof and facade loan with a subsidiary of the Manager. Disbursements under the loan began in the second quarter of 1997 and as of March 27, 1998, $77,000 was still available under the loan commitment. The loan, which matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 per month will be paid following the final disbursement of loan proceeds, expected to occur in the second quarter of 1998.

Net income. For first quarter 1998, net income increased $99,000 to $88,000, compared to the net loss of $11,000 for the same period in 1997. This increase was primarily due to an increase in hotel revenues, offset by the changes in expenses discussed above.

1997 COMPARED TO 1996

Revenues. Revenues increased $908,000 or 16%, to $6.6 million in 1997 from $5.7 million in 1996 as a result of strong growth in REVPAR of 13%. Hotel sales increased $1.4 million, or 10%, to $14.4 million in 1997 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 14% increase in average room rate from $129 in 1996 to $147 in 1997, while average occupancy decreased one percentage point to 83%. The decrease in occupancy was primarily the result of the Hotel's suites refurbishment which displaced approximately 1,000 roomnights during the first quarter of 1997.

Operating Costs and Expenses. Operating costs and expenses remained stable at $3.9 million in 1997 compared to 1996. As a percentage of revenues, operating costs and expenses decreased to 59% of revenues in 1997 from 69% in 1996. Operating costs and expenses remained stable primarily due to the $399,000 decrease in depreciation expense as a result of the majority of the Hotel's furniture and equipment becoming fully depreciated in 1996, offset by the $171,000 increase in combined incentive and base management fees and the $33,000 increase in ground rent due to improved revenues as discussed above.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $901,000 to $2.7 million, or 41% of total revenues, in 1997 from $1.8 million, or 31% of revenues in 1996.

Interest Expense. Interest expense decreased to $2.1 million in 1997 from $2.4 million in 1996 due to regular and additional principal amortization on the debt totaling $886,000. Additionally, the weighted average interest rate on the mortgage debt in 1997 decreased to 7.69% from 9.31% in 1996 due to the 1996 refinancing. See "Refinancing."

Net Income. Net income increased $1.1 million to $582,000 in 1997 over 1996 due to the items discussed above.

1996 COMPARED TO 1995

Revenues. Revenues increased $747,000, or 15%, to $5.7 million in 1996 from $4.9 million in 1995 as a result of strong growth in REVPAR. REVPAR increased 10% to $108 in 1996. Hotel sales increased $1.4 million, or 12%, to $13 million in 1996 also reflecting improvements in REVPAR for the year. The increase in REVPAR was the result of a 7% increase in average suite rate from $121 in 1995 to $129 in 1996, combined with a three percentage point increase in average occupancy to 84%.

Operating Costs and Expenses. Operating costs and expenses decreased $237,000 to $3.9 million in 1996 from $4.1 million in 1995. As a percentage of revenues, operating costs and expenses represented 69% of revenues in 1996 and 84% in 1995. The decrease in operating costs and expenses was primarily due to a $410,000 decrease in depreciation expense due to the majority of the Hotel's furniture and equipment becoming fully depreciated in early 1996.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit increased $984,000 to $1.8 million, or 31% of revenues, in 1996 from $788,000, or 16% of revenues in 1995.

Interest Expense. Interest expense was $2.4 million in 1996 and $2.5 million in 1995.

Net Loss. Net loss decreased $1.1 million to a net loss of $565,000 in 1996 over the net loss of $1.7 million in 1995 due to the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

GENERAL

The General Partner believes that cash from operations will provide adequate funds for the operational needs of the Partnership for the foreseeable future.

PRINCIPAL SOURCES AND USES OF CASH

The Partnership's principal source of cash is from operations. Its principal uses of cash are to fund the property improvement fund of the Hotel and to pay required principal amortization of the mortgage debt. Additionally, the Partnership is required to use its excess annual cash flow to pay additional principal on the mortgage debt.

Total cash provided by operating activities for the twelve weeks ended March 27, 1998, and March 28, 1997, was $219,000 and $117,000, respectively. The increase was primarily due to an increase in hotel revenues when compared to 1997. See "Results of Operations" above.

Cash provided by operating activities was $1.9 million in 1997, $798,000 in 1996 and $636,000 in 1995. The $1.1 million increase in cash provided by operating activities between 1997 and 1996 was due primarily to the $908,000 increase in revenues, offset by $606,000 in incentive management fee paid, and $1 million in reduced interest payments, due to the debt refinancing discussed below. The $162,000 increase in cash provided by operating activities between 1996 and 1995 was due primarily to the $747,000 increase in revenues, offset by $465,000 in increased interest payments. Interest payments increased primarily as a result of the 1996 debt refinancing which resulted in one additional debt service payment in 1996 compared to 1995.

For the twelve weeks ended March 27, 1998 and March 28, 1997, cash used in investing activities was $125,000 and $116,000, respectively, and consisted of contributions and expenditures from the property improvement fund.

Cash used in investing activities was $1.1 million, $517,000 and $486,000 in 1997, 1996 and 1995, respectively. The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. In 1997, the Hotel completed a roof and facade restoration project, with funds provided by the Partnership, for which approximately $528,000 was spent. See Item 1 "Debt Financing -- Roof and Facade Loan."

For the twelve weeks ended March 27, 1998 and March 28, 1997, cash used in financing activities was $153,000 and $154,000, respectively, and consisted primarily of repayments on the mortgage debt.

Cash used in financing activities was $721,000 in 1997 and $342,000 in 1996. In 1997, the Partnership's cash financing activities consisted of repayment of mortgage debt of $886,000, $528,000 in proceeds from a loan from a subsidiary of MII, and $363,000 in payments of financing costs related to the 1996 refinancing. The Partnership made debt principal payments of $139,000 and paid financing costs of $203,000 in 1996. Financing activity in 1995 consisted entirely of the $164,000 advance from, and subsequent repayment into the property improvement fund, so that the Partnership could make its first quarter debt service payment in 1995. Prior to the debt refinancing in 1996, no repayments of mortgage principal were required prior to maturity. See "Refinancing."

REFINANCING

On September 24, 1996, the Partnership successfully refinanced its $25.5 million mortgage debt. Proceeds from the new loan were used to repay the existing mortgage debt and pay refinancing costs. The refinanced debt bears interest at a floating rate of 200 basis points over the three-month LIBOR rate, with an option to fix the interest rate during the first two years of the loan term, and requires quarterly payments of principal and interest based upon a 20-year amortization schedule for a five-year term expiring on the maturity date of June 12, 2001. The weighted average interest rate on the Partnership's debt in 1997, 1996 and 1995 was 7.69%, 9.31% and 9.575%, respectively.

PROPERTY IMPROVEMENT FUND

The Partnership is required to maintain the Hotel in good condition. Under the Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross Hotel sales in 1997, 1996 and 1995. The contribution amount will remain at 4% of gross Hotel sales in 1998 and 1999. In 2000 and thereafter, the Partnership is required to contribute 5% of gross Hotel sales to the fund. In 1997, 1996 and 1995, the Partnership contributed $577,000, $523,000 and $468,000, respectively, to the property improvement fund. In first quarter 1998 and first quarter 1997, the Partnership contributed $133,000 and $119,000, respectively, to the property improvement fund.

The General Partner expects that contributions to the property improvement fund will provide a sufficient reserve for the future capital repair and replacement needs of the Hotel's property and equipment.

MANAGEMENT FEES

For 1997, the Partnership paid a base management fee equal to 3% of gross Hotel sales to the Manager. In addition, the Partnership paid an incentive management fee of $606,000 payable from cash flow remaining after payment of ground rent, debt service and an owner's priority return of $1,020,000. Payment of the incentive management fee is subordinated to the required principal and interest payments on the Amended and Restated Mortgage Debt, ground rent and an 8% annual priority return to the Partnership. Of the remaining amount, the Partnership pays 50% of the current year incentive management fee to the extent of cash available. Fifty percent of any remaining cash is then applied to 50% of the current year incentive management fee and unpaid incentive management fees from prior years. Unpaid incentive management fees are reflected as deferred incentive management fees due to Marriott International, Inc. in the Partnership's balance sheet (see Item 13). The Manager waived its right to any unpaid deferred incentive management fees which were earned during the period from June 12, 1989 to June 14, 1991. During 1997, the Manager was paid $606,000 of current incentive management fees. The remaining $258,000 of incentive management fees earned were accrued as deferred incentive management fees payable to MII. In 1996 and 1995, incentive management fees earned and accrued as deferred incentive management fees totaled $734,000 and $591,000, respectively. No incentive management fees were paid prior to 1997. As of December 31, 1997 and 1996, the balance of unpaid deferred incentive management fees was $3.6 million and $3.3 million, respectively. During first quarter 1998 and first quarter 1997, the Manager earned an incentive management fee of $200,000 and $157,000, respectively, and was paid an incentive management fee of $138,000 and $0, respectively.

INFLATION

For the three fiscal years ended December 31, 1997, the rate of inflation has been relatively low and, accordingly, has not had a significant impact on the Partnership's revenues and net income. The Manager is generally able to pass through increased costs to customers through higher room rates. In 1997, the increase in average room rates at the Hotel exceeded those of direct competitors as well as the general level of inflation. The amount of the Partnership's interest expense under floating rate debt for a particular year will be affected by changes in short-term interest rates.

SEASONALITY

Demand, and thus occupancy and room rates, is affected by normally recurring seasonal patterns. Demand tends to be higher during the months of March through November than during the remainder of the year. This seasonality tends to affect the results of operations, increasing hotel revenues during these months. In addition, this seasonality may also increase the liquidity of the Partnership during these months.


ITEM 3.  PROPERTY

The Partnership owns a single Hotel, which is in full operation and described below.

LOCATION

The Marriott Suites O'Hare Hotel is a full-service Marriott suites hotel located approximately 10 miles northwest of downtown Chicago, and two miles east of O'Hare International Airport (the "Airport") on approximately four acres of leased land. The Hotel is part of the 29 acre Riverway office and retail park developed by Simon/Rosemont Developers.

DESCRIPTION

The Hotel opened in November 1988 with 256 guest suites. The Hotel has approximately 2,600 square feet of meeting space including a 2,000 square foot meeting room and 600 square foot board room. There is one food and beverage outlet available in the Hotel, which includes a 94-seat restaurant, 20-seat private dining restaurant and 33-seat lounge. Recreational amenities include an indoor pool, a whirlpool and an exercise room. The Hotel also offers a gift shop and parking for 272 vehicles on site. The Partnership purchased the Hotel in 1989 for approximately $35 million.

COMPETITION

The following table provides selected data on the Hotel and its seven main competitors in the vicinity of the Airport:

                                Number of  Year of   Meeting Space
           Property               Rooms    Opening  (square footage)
------------------------------  ---------  -------  ----------------
O'Hare Suites                       256      1988         2,600
Hyatt Regency                     1,100      1971        81,600
Hilton                              856      1972        33,900
O'Hare Marriott                     681      1968        27,000
Westin                              525      1984        38,700
Sofitel                             300      1987        20,300
Sheraton Gateway Suites             297      1986        12,500
Rosemont Suites                     296      1987         6,800

The O'Hare Marriott is managed by MII, and other than limited joint marketing efforts, the Hotel and the O'Hare Marriott are direct competitors. Host Marriott also owns a majority interest in the partnership that owns the O'Hare Marriott. In addition, other hotels in the Chicago area also compete with the Hotel; however, these differ in terms of size, room rates, facilities, market orientation and/or location. None of these other hotels are operated as part of the MII full-service hotel system. New competition is expected to open in the area in the near future, however, it is expected to have minimal impact on the Hotel as it appeals to a different segment of the market.

GROUND LEASE

The Hotel is located on a 4.3-acre site that is leased from an unrelated third party for an initial term expiring in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of 10 years each. The lease provides for annual rental during its term equal to the greater of $300,000 or 3% of annual gross room sales. Under the lease, the Partnership pays all costs, expenses, taxes and assessments relating to the land, including real estate taxes. The Partnership has a first right of negotiation in the event the ground lessor decides to sell the leased premises. Upon expiration or termination of the Ground Lease, title to the land and all improvements, including the Hotel, reverts to the ground lessor.

SELECTED OPERATING STATISTICS

The following table shows selected operating statistics for the Hotel:

                            For the Twelve Weeks Ended
                            --------------------------
                              March 27,   March 28,        Year Ended December 31,
                                                      -----------------------------------
                               1998        1997           1997         1996        1995
                            ----------  ----------    ------------  -----------  --------
Average occupancy.........       77.2%       78.4%         83.2%        84.0%     81.4%
Average daily suite rate..    $157.30     $138.05       $146.83      $128.74   $120.80
REVPAR....................    $121.44     $108.23       $122.16      $108.14   $ 98.33
% REVPAR change...........         12%         --          13.0%        10.0%       --

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 1997, Marriott Suite Hotel Association owned 9.49% of the total number of limited partnership units. No other person owned of record, or to the Partnership's knowledge owned beneficially, more than 5% of the total number of limited partnership Units.

The General Partner does not own any limited partnership interest in the Partnership. There are no Units owned by the executive officers and directors of the General Partner, as a group.

The Partnership is not aware of any arrangements which may, at a subsequent date, result in a change in control of the Partnership, other than the Host Marriott Real Estate Investment Trust described in Item 1.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

MOHS Corporation, the General Partner, was incorporated in Delaware in 1988 and is a wholly owned subsidiary of Host Marriott. The General Partner was organized solely for the purpose of acting as general partner of the Partnership.

The Partnership has no directors, officers or employees. The business policy making functions of the Partnership are carried out through the directors and executive officers of the General Partner, who are listed below:

                                                                             Age at
          Name                Current Position in MOHS Corporation      December 31, 1997
-------------------------  -------------------------------------------  -----------------
Bruce F. Stemerman         President and Director                                      42
Christopher G. Townsend    Vice President, Secretary and Director                      50
Earla L. Stowe             Vice President and Chief Accounting Officer                 36
Bruce D. Wardinski         Treasurer                                                   37

BUSINESS EXPERIENCE

Bruce F. Stemerman joined Host Marriott in 1989 as Director, Partnership Services. He was promoted to Vice President, Lodging Partnerships in 1994 and to Senior Vice President, Asset Management in 1996. Prior to joining Host Marriott, Mr. Stemerman spent ten years with Price Waterhouse. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Christopher G. Townsend joined Host Marriott's Law Department in 1982 as a Senior Attorney. In 1984, Mr. Townsend was made Assistant Secretary of Host Marriott and in 1986 was made Assistant General Counsel. In 1993, he was made Senior Vice President, Corporate Secretary and Deputy General Counsel of Host Marriott. In January 1997, Mr. Townsend was named General Counsel of Host Marriott. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Earla L. Stowe joined Host Marriott in 1982 and held various positions in the tax department until 1988. She joined the Partnership Services department as an accountant in 1988 and in 1989 she became an Assistant Manager, Partnership Services. She was promoted to Manager, Partnership Services in 1991 and to Director, Asset Management in 1996. She also serves as an officer of numerous Host Marriott subsidiaries.

Bruce D. Wardinski joined Host Marriott in 1987 as a Senior Financial Analyst of Financial Planning & Analysis, and was named Manager in June 1988. He was appointed Director, Financial Planning & Analysis in 1989, Director of Project Finance in January 1990, Senior Director of Project Finance in June 1993, Vice President, Project Finance in June 1994, and Senior Vice President of International Development in October 1995. In June 1996, Mr. Wardinski was named Senior Vice President and Treasurer of Host Marriott. He also serves as an officer of numerous Host Marriott subsidiaries.


ITEM 6.  EXECUTIVE COMPENSATION

The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and the directors of the General Partner are not required to devote their full time to Partnership matters. To the extent that any officer or director of the General Partner or employee of Host Marriott does devote time to the Partnership, the General Partner is entitled to reimbursement for the cost of providing such services. Any such costs may include a charge for overhead, but without a profit to the General Partner. For the fiscal years ended December 31, 1997 and 1996, administrative expenses reimbursed by the Partnership to the General Partner totaled $59,000 and $119,000, respectively. No administrative expenses were reimbursed to the General Partner in 1995.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As described below, the Partnership is a party to an ongoing agreement with MII pursuant to which the Hotel is managed by MII.

The Partnership entered into a management agreement (the "Management Agreement") with MII to manage and operate the Hotel. The initial term of the Management Agreement expires in 2008. The Manager may renew the Management Agreement at its option, for up to five successive 10-year terms. The Manager is paid a base management fee equal to 3% of gross Hotel sales. In addition, the Manager is entitled to an incentive management fee equal to 20% of Net House Profit as defined. The incentive management fee is payable out of cash flow from operations remaining after payment of ground rent, debt service, and an 8% annual priority return to the Partners. Of this amount the Partnership pays 50% of the current year incentive management fee to the extent of cash available. Fifty percent of any remaining cash is then applied to 50% of the current year incentive management fee and unpaid incentive management fees from prior years.

Unpaid incentive management fees are accrued as deferred incentive management fees due to Marriott International, Inc. in the Partnership's balance sheet (see
Item 13). In accordance with the Management Agreement, in 1989 the Manager waived its right to any unpaid deferred incentive management fees which were earned during the period from June 12, 1989 to June 14, 1991. During 1997, the Manager was paid $606,000 of current incentive management fees. The remaining $258,000 of incentive management fee earned was accrued as a deferred incentive management fee payable to MII. In 1996 and 1995, incentive management fees earned and accrued as deferred incentive management fees totaled

$734,000 and $591,000, respectively. No incentive management fees were paid prior to 1997. As of December 31, 1997 and 1996, the balance of unpaid deferred incentive management fees was $3.6 million and $3.3 million, respectively.

The Manager is required to provide certain services ("Chain Services") which are furnished generally on a central or regional basis to all hotels in the Marriott hotel system. The major cost components included in Chain Services are computer, reservations, advertising, training and sales costs. Costs and expenses incurred in providing such services are allocated among all Marriott hotels managed, owned or leased by MII or its subsidiaries with no profit to MII. The methods of allocating the costs and expenses are based upon one or a combination of the following: (i) percent of sales, (ii) total number of hotel rooms, (iii) total number of reservations booked, and (iv) total number of management employees. In addition, the Hotel also participates in MII's Marriott Rewards Program ("MRP") which was formerly called MII's Honored Guest Awards Program. The cost of this program is charged to all hotels in MII's full service hotel system based upon the MRP sales of each hotel.

The following table sets forth the amount paid to MII and affiliates for the twelve weeks ended March 27, 1998 and March 28, 1997 and for each of the years ended December 31, 1997, 1996 and 1995 (in thousands):

                                  Twelve Weeks Ended
                                ------------------------
                                 March 27,     March 28,         Year Ended December 31,
                                                          ------------------------------------
                                   1998          1997        1997         1996         1995
                                -----------  -----------  -----------  -----------  ----------
Chain services and MRP costs..     $ 184       $ 159         $  783      $  757       $  649
Incentive management fee......       138          --            606          --           --
Base management fee...........       100          90            433         392          351
                                   -----       -----         ------      ------       ------
                                   $ 422       $ 249         $1,822      $1,149       $1,000
                                   =====       =====         ======      ======       ======

Pursuant to the Management Agreement, the Partnership provided the Manager with working capital and supplies to meet the operating needs of the Hotel. This advance bears no interest and remains the property of the Partnership throughout the term of the Management Agreement. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. The Partnership is required to advance upon request of the Manager any additional funds necessary to satisfy the needs of the Hotel as its operations may require from time to time. Upon termination of the Management Agreement, the Manager will return to the Partnership any unused working capital and supplies. At December 31, 1997, $357,000 has been advanced to the Manager for working capital and supplies.

The Management Agreement provides for the establishment of a property improvement fund for the Hotel to cover (a) the cost of certain non-routine repairs and maintenance to the Hotel which are normally capitalized; and (b) the cost of replacements and renewals to the Hotel's property and equipment. Contributions to the property improvement fund are based on a percentage of gross sales of the Hotel. In 1997, 1996 and 1995 the Partnership contributed 4% of gross Hotel sales to the fund. The contribution will remain at 4% of gross Hotel sales in 1998 and 1999. In 2000 and thereafter, the Management Agreement requires the Partnership to contribute 5% of gross Hotel sales to the fund. In 1997, 1996 and 1995, the Partnership contributed $577,000, $523,000 and $468,000, respectively, to the property improvement fund.

The Management Agreement provides that the Partnership may terminate the Management Agreement and remove the Manager if specified minimum operating results are not achieved during any five consecutive years during the term of the Agreement. The Manager may, however, prevent termination by paying to the Partnership such amount as is necessary to achieve the above performance standard.


ITEM 8.  LEGAL PROCEEDINGS

Neither the Partnership nor the Hotel are presently subject to any material litigation nor, to the General Partner's knowledge, is any material litigation threatened against the Partnership or the Hotel, other than routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on the business, financial condition or results of operations of the Partnership.

ITEM 9. MARKET FOR AND DISTRIBUTIONS ON LIMITED PARTNERSHIP UNITS AND RELATED SECURITY HOLDER MATTERS

There is currently no public market for the Units. Transfers of Units are subject to approval by the General Partner and certain other restrictions described in Item 11, "Description of Registrant's Securities." As of December 31, 1997, there were 321 holders of record of the 335 limited partnership Units.

The ability of the Partnership to make cash distributions to the limited partners is subject to limitations contained in the Partnership Agreement that are described in Item 11, "Description of Registrant's Securities - Distributions and Allocations."

The Partnership made no cash distributions to its partners for any of the three years ended December 31, 1997, 1996 or 1995.

Units held by non-affiliates of the Partnership for at least three years may be sold without registration in accordance with the exemptions provided by Rule 144 under the Securities Act of 1933, as amended the (the "Act"). For a discussion of the restrictions on assignment contained in the Partnership Agreement, see
Item 11, "Description of Registrant's Securities."


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Between September 15, 1988 and the Closing Date, 335 limited partnership interests (the "Units") were sold in a private placement offering. See Item 1, "Business - Organization of the Partnership" for additional information regarding the Partnership's sale of Units. As of December 31, 1997, there were 322 limited partners including the 321 holders of the 335 Units and MBIP which holds a 1% limited partner interest. Since the inception of the Partnership, there have been six sales by limited partners involving 6.5 Units. All of these sales occurred within the past three years.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES

The 335 limited partnership interests represent 98% of the interests in the Partnership. The General Partner holds a 1% general partner interest and MBIP holds a 1% limited partner interest. See Item 1, "Business - Organization of the Partnership."

DISTRIBUTIONS AND ALLOCATIONS

Partnership allocations and distributions are generally made as follows:

a. Cash available for distribution for each fiscal year will be distributed at the discretion of the General Partner, but in no event less than once in each fiscal year, as follows: (i) 100% to the limited partners (excluding MBIP) until they have received, with respect to such fiscal year, an 8% cumulative preferred return on the excess of original cash contributions over cumulative distributions of net refinancing and sales proceeds (invested capital); (ii) to Host Marriott to repay principal and interest on advances made under the Debt Service Guarantee, as defined in Note 5 of the financial statements included in Item 13, if any; and (iii) remaining cash available for distribution will be distributed as follows:

   1) 100% to the General Partner and MBIP until they have received with respect to such fiscal year an 8% cumulative preferred return on their invested capital;

   2) any remainder shall be distributed as follows: 1% to the General Partner, 1% to MBIP and 98% to the remaining limited partners until aggregate cumulative distributions of net proceeds from capital transactions and/or refinancing total $5,982,000; then, 10% to the General Partner, 5% to MBIP and 85% to the remaining limited partners until cumulative distributions of net proceeds from capital transactions and/or refinancing total $11,964,000; then 20% to the General Partner, 10% to MBIP and 70% to the remaining limited partners.

b. Net proceeds from capital transactions and refinancing are generally distributed in the following order of priority: (i) 1% to the General Partner, 1% to MBIP and 98% to the remaining limited partners until they have received their capital contributions to the extent not previously distributed; (ii) then, to the limited partners (excluding MBIP) in an amount equal to their 8% cumulative preferred return on their invested capital;
   (iii) then, to the General Partner and MBIP in an amount equal to their 8% cumulative preferred return on their invested capital; (iv) then, to Host Marriott to repay any advances made under the Debt Service Guarantee, together with accrued interest thereon; (v) then, to the Manager to pay any unpaid deferred incentive management fees, as defined by the Management Agreement; and (vi) the balance, if any, 20% to the General Partner, 10% to MBIP and 70% to the remaining limited partners.

c. Taxable income for each fiscal year generally will be allocated as follows:
   (i) in the same percentages and amounts that cash available for distribution is distributed to such partners for such fiscal year; (ii) the balance, if any, shall be allocated in the same manner as a.(iii)2) above. Tax losses for each fiscal year shall be allocated 69% to the General Partner, 1% to MBIP and 30% to the remaining limited partners. In any event, for each fiscal year at least 1% of taxable or income or tax losses, as the case may be, shall be allocated to each the General Partner and MBIP.

d. Taxable income from capital transactions and refinancings generally will be allocated as follows: (i) first, to the partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) then, 1% to the General Partner, 1% to MBIP and 98% to the remaining limited partners until the partners' capital accounts are equal to their initial capital contribution less all distributions of net proceeds from capital transactions and/or refinancings ("Adjusted Capital Contributions"); (iii) then, to the limited partners (excluding MBIP) in an amount equal to their 8% cumulative preferred return for such year, less any amounts previously distributed; (iv) then, to the General Partner and MBIP in an amount equal to their 8% cumulative preferred return for such year; and (v) the balance, if any, 20% to the General Partner, 10% to MBIP and 70% to the remaining limited partners.

e. Tax losses from capital transactions or refinancings shall be allocated as follows: (i) first, to the partners with positive capital accounts, pro rata in amounts as will result in the elimination of the positive capital accounts of such partners; and (ii) the remainder, if any, 20% to the General Partner, 10% to MBIP and 70% to the remaining limited partners.

   In any event, for each fiscal year, at least 1% of the taxable income or tax losses from capital transactions or refinancings shall be allocated to each the General Partner and MBIP.

f. For financial reporting purposes, profits and losses are allocated among the Partners based on their ownership interests.

Upon dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership. The proceeds of such liquidation shall be applied and distributed in the following order of priority: (i) to the payment of Partnership debt and other liabilities, including any loans or advances that may have been made by any of the partners or the Partnership; (ii) to the payment of the expenses of the liquidation; (iii) to the establishment, for such period deemed reasonably necessary, of such reserves deemed reasonably necessary to provide for contingent and unforeseen liabilities or obligations of the Partnership; and (iv) to the General Partner and limited partners in proportion to the net balances in their respective capital accounts.

AUTHORITY OF THE GENERAL PARTNER

Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Hotel. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects.

Without the unanimous consent of all the limited partners, the General Partner does not have authority to:

  (i)    do any act in contravention of the Partnership Agreement;

  (ii) except as otherwise provided in the Partnership Agreement, voluntarily take any action that will cause the dissolution of the Partnership;

  (iii) confess a judgment against the Partnership that is material in amount when compared to Partnership assets;

  (iv) convert property of the Partnership to its own use or assign any rights in specific Partnership property for other than a Partnership purpose;

  (v) admit any other person as a General Partner or admit a person as an additional or substitute limited partner except as otherwise provided in the Partnership Agreement;

  (vi) knowingly perform any act that would subject any limited partner to liability as a general partner in any jurisdiction or to any other liability except as provided in the Rhode Island Revised Uniform Limited Partnership Act (the "Partnership Act") or the Partnership Agreement; or

  (vii)  commingle Partnership funds with those of any other Person, as defined.

Without the consent of the holders of a majority of the Units, the General Partner does not have authority to:

  (i)    acquire hotel properties in addition to the Hotel;

  (ii) sell or otherwise dispose of or consent to the sale or disposition of the Partnership's assets;

  (iii) effect any amendment to any agreement, contract or arrangement with the General Partner or any affiliate which would reduce the responsibility or duties of, or would increase the compensation payable to the General Partner or any of its affiliates or which would otherwise adversely affect the rights of the limited partners; or

  (iv) voluntarily withdraw as General Partner, unless the General Partner obtains the consent of the limited partners and provides an additional or successor General Partner approved by the limited partners and the Partnership receives an opinion of its counsel to the effect that such withdrawal would not affect the Partnership's federal tax filing status.

RESTRICTIONS ON ASSIGNMENTS OF UNITS

A limited partner generally has the right to assign a Unit to another person or entity, subject to certain conditions and restrictions. An assignment of a Unit is subject to the following restrictions: (i) no assignment may be made if, when added to all other prior assignments and transfers of interests in the Partnership within the preceding 12 months, such assignment would result in the Partnership, in the opinion of legal counsel, being deemed terminated for Federal income tax purposes; (ii) the General Partner may prohibit any assignment that, in the opinion of legal counsel, would require the filing of a registration statement under the Securities Act of 1933 or otherwise would violate any Federal or state securities laws or regulations (including investor suitability standards) applicable to the Partnership; (iii) except in the case of a transfer of a limited partner's entire interest, no assignment may be made that would result in either the assignor or the assignee owning a fraction of a Unit (other than a one-half Unit), except for assignment by gift, inheritance, or family dissolution or assignments to affiliates of the assignor; (iv) no assignment may be made if, in the opinion of legal counsel, it would result in the Partnership being treated as an association taxable as a corporation; (v) no assignment may be made if, in the opinion of legal counsel, it would preclude the Partnership from either obtaining or retaining an alcoholic beverage license for the Hotel; and (vi) no assignment may be made if the transfer would result in more than five percent of the total Units having been assigned during such taxable year.

The Partnership will not recognize for any purpose any assignment of any Units unless (i) an instrument is executed making such assignment, signed by both the assignor and the assignee, and a duly executed application for assignment and admission as substituted limited partner is executed indicating the written acceptance by the assignee of all the terms and provisions of the Partnership Agreement and (ii) the General Partner has determined that such assignment is permitted under the Partnership Agreement. No assignee of a limited partner's Units will be entitled to become a substituted limited partner unless: (i) the General Partner gives written consent, (ii) the transferring limited partner files with the Partnership a duly executed and acknowledged written assignment that the General Partner deems necessary to effect such admission, (iii) the assignee executes a counterpart of the Partnership Agreement and such other documents as the General Partner may require, and (iv) the assignee pays all reasonable expenses incurred in connection with his admission as a substituted limited partner. An assignee only becomes a substituted limited partner when the General Partner has reflected the admission of such person as a limited partner in the books and records of the Partnership.

Any person who is the assignee of any of the Units of a limited partner, but who does not become a substituted limited partner is entitled to all the rights of an assignee of a limited partner interest under the Partnership Act, including the right to receive distributions from the Partnership and the share of net profits, net losses, gain, loss and recapture income attributable to the Units assigned to the person, but shall not be deemed to be a holder of Units for any other purpose under the Partnership Agreement.

AMENDMENTS

Amendments to the Partnership Agreement may be made by the General Partner with the consent of the limited partners holding a majority of the outstanding Units. However, without the consent of the majority of the holders of the Units and the partners to be adversely affected by the amendment, no amendment to the Partnership Agreement may be made, which would (i) convert a limited partner's interest into a general partner's interest; (ii) modify the limited liability of a limited partner; or (iii) alter the interest of a partner in taxable income, tax losses, or distributions of cash available for distribution or distributable proceeds from capital transactions, or other cash distributions or reduce the percentage of partners which is required to consent to any action under the Partnership Agreement. The General Partner may make an amendment to the Partnership Agreement, without the consent of the limited partners, if such amendment is necessary solely to clarify the provisions of the Partnership Agreement so long as such amendment does not adversely affect the rights of the limited partners under the Partnership Agreement.

MEETINGS AND VOTING

The limited partners cannot participate in the management or control of the Partnership or its business. The Partnership Agreement, however, extends to the limited partners the right under certain conditions to vote on or approve certain Partnership matters. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if approvals in writing setting forth the action so taken are signed by limited partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the General Partner and shall be called by the General Partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by the limited partners. Limited partners may vote either in person or by proxy at meetings. Limited partners holding more than 50% of the total number of all outstanding Units constitute a quorum at a meeting of the limited partners. Matters submitted to the limited partners for determination will be determined by the affirmative vote of the limited partners holding a majority of the outstanding Units, except that a unanimous vote of the limited partners will be required for certain actions requiring unanimous consent referred to in "Authority of the General Partner."

The Partnership Agreement does not provide for annual meetings of the limited partners and none have been held, nor does the General Partner anticipate calling such meetings.

OTHER MATTERS

If at any time any agreement (including the Management Agreement) pursuant to which operating management of the Hotel is vested in the General Partner or an affiliate of the General Partner provides that the Partnership has a right to terminate such agreement as a result of the failure of the operation to attain economic objectives, as specifically defined, the limited partners, without the consent of the General Partner, may, upon the affirmative vote of the holders of a majority of the Units, take action to exercise the right of the Partnership to terminate such agreements.

The limited partners may also, by a vote of the holders of a majority of the Units, remove the General Partner (but only if a new general partner is elected) if the General Partner has committed and not remedied any act of fraud, bad faith, gross negligence or breach of fiduciary duties in carrying out its duties as the General Partner. Notwithstanding the foregoing, however, such a removal of the General Partner or the Manager, if exercised, would be an event of default under the loan documentation evidencing the Mortgage Debt, and would permit the lender or its assignee to accelerate the maturity of the loan. Thus, the termination right could only be exercised with the consent of the lender or its assignee.

The Partnership Agreement provides that limited partners will not be personally liable for the losses of the Partnership beyond the amount committed by them to the capital of the Partnership. In the event that the Partnership is unable otherwise to meet its obligations, the limited partners might, under applicable law, be obligated under some circumstances to return distributions previously received by them, with interest, to the extent such distributions constituted a return of the capital contributions at the time when creditors had valid claims outstanding against the Partnership.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except as specifically provided in the Partnership Act, the General Partner is liable for the obligations of the Partnership in the same manner as a partner would be liable in a partnership without limited partners to persons other than the Partnership and the other partners. Generally speaking, any such partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the General Partner may be reached by creditors of the Partnership to satisfy obligations or other liabilities of the Partnership, other than nonrecourse liabilities, to the extent the assets of the Partnership are insufficient to satisfy such obligations or liabilities.

The Partnership Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The Partnership Agreement provides that the General Partner and its affiliates will not be liable to the Partnership or the limited partners for any loss suffered as a result of any act or omission of the General Partner or its affiliates provided (i) such acts or omissions were determined by the General Partner or its affiliates, in good faith, to be in the best interest of the Partnership and
(ii) the conduct of the General Partner or its affiliates did not constitute negligence or misconduct.

The Partnership Agreement also provides that the General Partner and its affiliates will be indemnified out of Partnership assets against any loss suffered as a result of any act or omission determined by the General Partner or its affiliates, in good faith, to be in the best interest of the Partnership so long as such conduct did not constitute negligence or misconduct. The Partnership, however, may indemnify the General Partner or its affiliates for losses, judgments, liabilities and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The Partnership Agreement provides that any indemnification obligation shall be paid solely out of the assets of the Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to partners and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid in the successful defense or any action, suit or proceeding) is asserted against the registrant by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS

The following financial information is included on the pages indicated:

INDEX                                                                             PAGE
-----                                                                             ----

  Report of Independent Public Accountants......................................     21

  Statement of Operations for the Years Ended December 31, 1997, 1996 and 1995..     22

  Balance Sheet as of December 31, 1997 and 1996................................     23

  Statement of Changes in Partners' Capital (Deficit)...........................     24

  Statement of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995..     25

  Notes to Financial Statements.................................................     26

  Condensed Statement of Operations for the
     Twelve Weeks Ended March 27, 1998 and March 28, 1997 (Unaudited)...........     32

  Condensed Balance Sheet as of
     March 27, 1998 (Unaudited) and December 31, 1997...........................     33

  Condensed Statement of Cash Flows for the
     Twelve Weeks Ended March 27, 1998 and March 28, 1997 (Unaudited)...........     34

  Notes to Condensed Financial Statements (Unaudited)...........................     35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE PARTNERS OF MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.:


We have audited the accompanying balance sheet of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (a Rhode Island limited partnership) as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements as a whole. The schedule listed in the index at Item 15(a) is presented for purposes of complying with the rules of the Securities and Exchange Commission and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                                             ARTHUR ANDERSEN LLP



Washington, D.C.
February 23, 1998

                            STATEMENT OF OPERATIONS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)


                                                1997      1996      1995
                                              --------  --------  --------

REVENUES
 Hotel revenues (Note 3)....................  $ 6,568   $ 5,660   $ 4,913
                                              -------   -------   -------

OPERATING COSTS AND EXPENSES
 Real estate taxes and other................    1,295     1,139     1,172
 Incentive management fee...................      864       734       591
 Depreciation...............................      835     1,234     1,644
 Base management fee........................      433       392       351
 Ground rent................................      341       308       300
 Administrative and other...................      127        81        67
                                              -------   -------   -------
                                                3,895     3,888     4,125
                                              -------   -------   -------

OPERATING PROFIT............................    2,673     1,772       788
 Interest expense...........................   (2,150)   (2,406)   (2,526)
 Interest income............................       59        69        83
                                              -------   -------   -------

NET INCOME (LOSS)...........................  $   582   $  (565)  $(1,655)
                                              =======   =======   =======

ALLOCATION OF NET INCOME (LOSS)
 General Partner............................  $     6   $    (6)  $   (17)
 MBIP Interest..............................        6        (6)      (17)
 Limited Partner Unit Holders...............      570      (553)   (1,621)
                                              -------   -------   -------

                                              $   582   $  (565)  $(1,655)
                                              =======   =======   =======

NET INCOME (LOSS) PER LIMITED PARTNER UNIT
 (335 Units)................................  $ 1,701   $(1,651)  $(4,839)
                                              =======   =======   =======




   The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEET
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                              1997       1996
                                                                            ---------  ---------
ASSETS

  Property and equipment, net.............................................  $ 23,784   $ 23,640
  Property improvement fund...............................................       402        329
  Deferred financing costs, net...........................................       428        512
  Due from Marriott International, Inc....................................       507        487
  Cash and cash equivalents...............................................       841        733
                                                                            --------   --------

                                                                            $ 25,962   $ 25,701
                                                                            ========   ========

LIABILITIES AND PARTNERS' DEFICIT

 LIABILITIES
  Mortgage debt...........................................................  $ 24,475   $ 25,361
  Deferred incentive management fees due to Marriott International, Inc...     3,587      3,329
  Note payable to Marriott International, Inc.............................       528          -
  Accounts payable and accrued expenses...................................       193        414
                                                                            --------   --------

     Total Liabilities....................................................    28,783     29,104
                                                                            --------   --------

 PARTNERS' DEFICIT
  General Partner
   Capital contribution...................................................       120        120
   Capital distributions..................................................       (23)       (23)
   Cumulative net losses..................................................      (107)      (113)
                                                                            --------   --------

                                                                                 (10)       (16)
                                                                            --------   --------
  Limited Partners
   Capital contribution, net of offering costs of $1,512..................    10,249     10,249
   Capital distributions..................................................    (2,819)    (2,819)
   Cumulative net losses..................................................   (10,241)   (10,817)
                                                                            --------   --------

                                                                              (2,811)    (3,387)
                                                                            --------   --------

     Total Partners' Deficit..............................................    (2,821)    (3,403)
                                                                            --------   --------

                                                                            $ 25,962   $ 25,701
                                                                            ========   ========




   The accompanying notes are an integral part of these financial statements.

              STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)


                                                       General    Limited
                                                       Partner   Partners    Total
                                                       --------  ---------  --------

Balance, December 31, 1994...........................     $ 17    $(1,200)  $(1,183)

  Net loss...........................................      (34)    (1,621)   (1,655)
                                                          ----    -------   -------

Balance, December 31, 1995...........................      (17)    (2,821)   (2,838)

  Transfer of MBIP 1% GP interest to 1% LP interest..       11        (11)       --

  Net loss...........................................      (10)      (555)     (565)
                                                          ----    -------   -------

Balance, December 31, 1996...........................      (16)    (3,387)   (3,403)

  Net income.........................................        6        576       582
                                                          ----    -------   -------

Balance, December 31, 1997...........................     $(10)   $(2,811)  $(2,821)
                                                          ====    =======   =======




   The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)


                                                                1997      1996      1995
                                                              --------  --------  --------

OPERATING ACTIVITIES
Net income (loss)...........................................  $   582   $  (565)  $(1,655)
Noncash items:
  Depreciation..............................................      835     1,234     1,644
  Deferred incentive management fees........................      258       734       591
  Amortization of deferred financing costs as interest......      124        33        46
  Deferred interest on mortgage loan........................       63        --        --
Changes in operating accounts:
  Accounts payable and accrued expenses.....................       39      (607)       30
  Due from Marriott International, Inc......................      (20)      (31)      (20)
                                                              -------   -------   -------

   Cash provided by operating activities....................    1,881       798       636
                                                              -------   -------   -------

INVESTING ACTIVITIES
Additions to property and equipment, net....................     (979)   (1,013)     (492)
Change in property improvement fund.........................      (73)      496         6
                                                              -------   -------   -------

   Cash used in investing activities........................   (1,052)     (517)     (486)
                                                              -------   -------   -------

FINANCING ACTIVITIES
Repayment of mortgage debt..................................     (886)     (139)       --
Proceeds from note payable to Marriott International, Inc...      528        --        --
Payment of financing costs..................................     (363)     (203)       --
                                                              -------   -------   -------

   Cash used in financing activities........................     (721)     (342)       --
                                                              -------   -------   -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      108       (61)      150

CASH AND CASH EQUIVALENTS at beginning of year..............      733       794       644
                                                              -------   -------   -------

CASH AND CASH EQUIVALENTS at end of year....................  $   841   $   733   $   794
                                                              =======   =======   =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for mortgage interest.............................  $ 1,947   $ 2,947   $ 2,482
                                                              =======   =======   =======




   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.


NOTE 1.  THE PARTNERSHIP

Description of the Partnership

Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership"), a Rhode Island limited partnership, was formed in 1988 to acquire and own the 256 suite Marriott Suites O'Hare Hotel (the "Hotel") located near the O'Hare International Airport in Rosemont, Illinois. The Hotel, which opened on November 28, 1988, is managed by Marriott International, Inc. ("MII") as part of its full service hotel system.

In 1989, 335 limited partnership interests (the "Units"), representing a 98% interest in the Partnership, were sold pursuant to a private placement offering at $35,000 per Unit. Each general partner contributed $119,500 in cash for their respective 1% general partner interests. Under the purchase and sale agreement, Host Marriott Corporation ("Host Marriott") agreed to reduce the purchase price of the Hotel up to an aggregate total of $3,000,000 to the extent that the Hotel did not provide cash flow, after payment of ground rent and debt service, equivalent to $1,000,000 for each of the three years ended June 19, 1992 (the "Cash Flow Guaranty"). A total of $2,476,000 was paid to the Partnership under the Cash Flow Guaranty. The price adjustments were allocated as a reduction of the carrying value of the Partnership's property and equipment in the accompanying balance sheet.

On August 23, 1996, MB Investment Properties, Inc. ("MBIP") withdrew as a general partner of the Partnership and converted its 1% interest to a limited partner. At December 31, 1997 the sole general partner is MOHS Corporation ("MOHS"), a Delaware corporation and subsidiary of Host Marriott.

Partnership Allocations and Distributions

Partnership allocations and distributions are generally made as follows:

(a) Cash available for distribution is distributed (i) first, 100% to the limited partners (excluding MBIP) until they have received an annual 8% cumulative preferred return on their invested capital; (ii) to Host Marriott to repay principal and interest on advances made under the Debt Service Guarantee, as defined in Note 5, if any; and (iii) 100% to the general partner and MBIP until they have received an annual 8% cumulative preferred return on their invested capital. The balance, if any, shall be distributed
    (i) 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the general partner and the limited partners (collectively, the "Partners") have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $5,982,000; (ii) next, 10% to MOHS, 5% to MBIP and 85% to the remaining limited partners until the Partners have received cumulative distributions of net proceeds from capital transactions and/or refinancing equal to $11,964,000; and (iii) thereafter, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

(b) Net proceeds from capital transactions and refinancing are generally distributed in the following order of priority: (i) first, 1% to the general partner, 1% to MBIP and 98% to the remaining limited partners until the Partners have received their initial capital contribution to the extent not previously distributed; (ii) then, to the limited partners (excluding
    MBIP) in an amount equal to their 8% cumulative preferred return on their invested capital; (iii) then, to the general partner and MBIP in an amount equal to their 8% cumulative preferred return on their invested capital;
    (iv) then, to Host Marriott to repay any advances made under the Debt Service Guarantee, together with accrued interest thereon; (v) then, to MII to pay any unpaid deferred incentive management fee; and (vi) the balance, if any, 20% to MOHS, 10% to MBIP and 70% to the remaining limited partners.

(c) For financial reporting purposes, profits and losses are allocated among the Partners based on their ownership interests.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses

Revenues represent house profit from the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to MII. House profit reflects the net revenues flowing to the Partnership as property owner and represents hotel operating results less property-level expenses, excluding depreciation and amortization, base management fee, real estate taxes, ground rent, insurance and certain other costs, which are disclosed separately in the statement of operations (see Note
3).

On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements". EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property level revenues and operating expenses of its hotel from its statements of operations.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as follows:

          Leasehold improvements         40 years
          Furniture and equipment        7 years

All property and equipment is pledged to secure the Amended and Restated Mortgage Debt defined in Note 5.

The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

Deferred Financing Costs

Deferred financing costs represent the costs incurred in connection with obtaining debt financing and are amortized over the term thereof. The original mortgage debt (see Note 5) matured on June 12, 1996. Deferred financing costs associated with that debt, totaling $320,000, were fully amortized at December 31, 1996 and were subsequently written off in 1997. Costs associated with the mortgage debt refinancing (see Note 5) totaled $566,000 and will be amortized over the term of the loan. Accumulated amortization of deferred financing costs at December 31, 1997 and 1996 totaled $138,000 and $334,000, respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Income Taxes

Provision for Federal and state income taxes has not been made in the accompanying financial statements because the Partnership does not pay income taxes but rather allocates profits and losses to the Partners in accordance with the partnership agreement. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets. As a result of these differences, the excess of the tax basis in the net Partnership liabilities over the net Partnership liabilities reported in the accompanying financial statements was $896,000 and $969,000, respectively as of December 31, 1997 and 1996.

Statement of Financial Accounting Standards

In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.


NOTE 3.    REVENUES

Hotel revenues consist of Hotel operating results for the three years ended December 31 (in thousands):

                                     1997     1996     1995
                                    -------  -------  -------
HOTEL SALES
  Rooms...........................  $11,336  $10,224  $ 9,100
  Food and beverage...............    2,588    2,337    2,092
  Other...........................      505      509      497
                                    -------  -------  -------
                                     14,429   13,070   11,689
                                    -------  -------  -------
HOTEL EXPENSES
  Departmental direct costs
     Rooms........................    2,541    2,509    2,311
     Food and beverage............    2,088    1,896    1,722
  Other hotel operating expenses..    3,232    3,005    2,743
                                    -------  -------  -------
                                      7,861    7,410    6,776
                                    -------  -------  -------

HOTEL REVENUES....................  $ 6,568  $ 5,660  $ 4,913
                                    =======  =======  =======


NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31 (in thousands):

                                     1997       1996
                                   ---------  ---------
  Leasehold improvements.........  $ 26,453   $ 26,015
  Furniture and equipment........     8,768      8,227
                                   --------   --------
                                     35,221     34,242
  Less accumulated depreciation..   (11,437)   (10,602)
                                   --------   --------
                                   $ 23,784   $ 23,640
                                   ========   ========


NOTE 5.  DEBT

Mortgage Debt

The Partnership entered into a loan agreement on June 12, 1989 with a bank to provide non-recourse mortgage debt of $25.5 million (the "Mortgage Debt") to finance the acquisition of the Hotel. The Mortgage Debt initially bore interest at a floating interest rate. On August 11, 1989 the Partnership exercised its option to fix the interest rate at 9.575% until maturity on June 12, 1996. Interest on the Mortgage Debt was payable on the last day of March, June, September and December of each year. No amortization of principal was required prior to maturity or the sale or refinancing of the Hotel.

The Mortgage Debt matured on June 12, 1996 (the "Maturity Date"). On September 24, 1996 (the "Closing Date"), the Partnership completed a refinancing of the Mortgage Debt (the "Amended and Restated Mortgage Debt"). The lender granted the Partnership a forbearance of the loan for the period between the Maturity Date and the Closing Date. During the forbearance period from the Maturity Date until August 15, 1996 the Partnership continued to pay interest at the contract rate of 9.575%. Thereafter, until the Closing Date, the Partnership paid interest at a rate of 10.575%. The Amended and Restated Mortgage Debt matures on June 12, 2001 and carries a floating interest rate of 200 basis points over the three-month London Interbank Offered Rate ("LIBOR"), with an option to fix the interest rate during the first two years of the loan term. The weighted average interest rate from the Closing Date through December 31, 1996, was 7.62%. The weighted average interest rate for 1997 was 7.69%. The restructured loan requires minimum quarterly amortization payments based on a 20-year schedule. Additionally, all excess cash flow after payment of ground rent, required principal and interest payments, incentive management fee, partnership administrative expenses and refinancing costs is to be applied toward principal amortization. On June 24, 1997 the Partnership paid $305,000 from excess cash flow generated during 1996 toward additional principal amortization. The Partnership expects to pay $766,000 in June 1998 from excess cash flow generated during 1997.

As of the Closing Date, the lender deferred a $128,000 restructuring fee and $302,000 of expenses incurred by the lender in connection with restructuring the Mortgage Debt. On December 24, 1996, the Partnership paid $107,000 of lender's expenses. A total of $323,000 was accrued as deferred financing costs which is included in accounts payable and accrued expenses on the balance sheet for the year ended December 31, 1996. This accrued liability was paid in April 1997.

Scheduled debt maturities under the Amended and Restated Mortgage Debt are as follows (in thousands):

                       1998    $   627
                       1999        676
                       2000        728
                       2001     22,444
                               -------
                               $24,475
                               =======

The Amended and Restated Mortgage Debt is secured by the Hotel, an assignment of the Partnership's interest under the Ground Lease (as defined in Note 6), an assignment of the Hotel management agreement, and by the grant of a security interest in the Partnership's cash accounts and the personal property and fixtures of the Hotel.

Debt Guarantees

No debt service guarantee was provided on the Amended and Restated Mortgage Debt. However, MOHS reaffirmed its guarantee to the lender, that in the event of a foreclosure, proceeds payable to the lender would be at least $5,000,000.

Roof and Facade Loan

Marriott International Capital Corporation ("MICC"), a subsidiary of MII, provided $605,000 in available loan proceeds for the completion of the facade and roof restoration project at the Hotel. As of December 31, 1997, $528,000 has been disbursed under the loan. The loan matures in June 2000, bears interest at 9% and will be repaid from the Partnership's cash flow from operations after defined priorities. Payments of approximately $19,000 in principal and interest per month will be paid following the final disbursement of loan proceeds, expected to occur in the second quarter of 1998.

Simultaneous with the execution of the loan agreement between the Partnership and MICC, Host Marriott purchased a 50% participation interest in the loan from MICC. Pursuant to the participation agreement, Host Marriott reimbursed MICC for 50% of the loan advances made to-date and will continue to reimburse MICC for 50% of any additional advances. Upon the final loan disbursement, Host Marriott will be reimbursed by MICC for 50% of the loan repayments as they are made by the Partnership to MICC.


NOTE 6.  GROUND LEASE

In 1989, the leasehold interest in the land upon which the Hotel is located was assigned to the Partnership by Host Marriott. The lease was created on June 16, 1986 pursuant to a ground lease (the "Ground Lease") from the landlord to Host Marriott. The initial term of the Ground Lease expires in 2014. The Ground Lease may be renewed at the option of the Partnership for five successive terms of ten years each. Upon expiration or termination of the Ground Lease, title to the Hotel and all improvements revert to the lessor. Rent expense under the Ground Lease is calculated at an amount equal to the greater of a minimum rental of $300,000 per year or a percentage rental equal to 3% of annual gross room sales. Ground rent expense for 1997, 1996 and 1995 was $341,000, $308,000 and $300,000, respectively.


NOTE 7.  MANAGEMENT AGREEMENT

The Partnership entered into a hotel management agreement (the "Management Agreement") with MII (the "Manager") to manage the Hotel as part of MII's full service hotel system. The Management Agreement has an initial term expiring in 2008. The Manager may renew the Management Agreement, at its option, for five successive ten-year terms. The Partnership may terminate the Management Agreement if specified minimum operating results are not achieved. However, the Manager may prevent termination by paying the Partnership the amount by which the minimum operating results were not achieved.

The Management Agreement provides for annual payments of (i) the base management fee equal to 3% of gross sales from the Hotel, and (ii) the incentive management fee equal to 20% of net house profit, as defined. Payment of the incentive management fee is subordinated to the prior payment of required principal and interest payments, ground rent and an 8% annual priority return to the Partnership. Unpaid incentive management fees are reflected as deferred incentive management fees payable to MII in the accompanying balance sheet. The incentive management fee earned in 1997 was $864,000. Of this amount, $606,000 was paid to the Manager and $258,000 was accrued as unpaid deferred incentive management fees. Unpaid incentive management fees earned in 1996 and 1995 were $734,000 and $591,000, respectively. The balance of deferred incentive management fees at December 31, 1997 and 1996 was $3.6 million and $3.3 million, respectively.

Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Hotel. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. Upon termination of the Management Agreement, the working capital and supplies will be returned to the Partnership. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. As of December 31, 1997 and 1996, $357,000 has been advanced to the Manager for working capital and supplies and is reflected in Due from Marriott International, Inc. on the accompanying balance sheet.

Pursuant to the terms of the Management Agreement, the Manager is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in MII's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by MII or its subsidiaries. In addition, the Hotel also participates in MII's Marriott's Rewards Program ("MRP"), which was formerly called MII's Honored Guest Awards Program. The cost of this program is charged to all hotels in MII's hotel system based upon the MRP sales at each hotel. The total amount of Chain Services and MRP costs charged to the Partnership was $783,000, $757,000 and $649,000 for 1997, 1996 and 1995, respectively.

The Management Agreement provides for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross Hotel sales equal to 4% for 1995 through 1999 and 5% thereafter. Contributions to the property improvement fund for 1997, 1996 and 1995 were $577,000, $523,000 and $468,000, respectively.


NOTE 8.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                      As of December 31, 1997  As of December 31, 1996
                      -----------------------  -----------------------
                                   Estimated                Estimated
                       Carrying      Fair       Carrying      Fair
                        Amount       Value       Amount       Value
                      ----------  -----------  ----------  -----------

     Mortgage Debt..     $24,475      $24,700     $25,361      $25,200

The estimated fair value of the Mortgage Debt is based on the expected future debt service payments discounted at estimated market rates.

                       CONDENSED STATEMENT OF OPERATIONS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)



                                                           For the Twelve Weeks Ended
                                                          ----------------------------
                                                            March 27,      March 28,
                                                              1998           1997
                                                          -------------  -------------

HOTEL REVENUES (Note 2).................................        $1,516         $1,281
                                                                ------         ------

OPERATING COSTS AND EXPENSES
 Real estate taxes and other............................           296            298
 Depreciation...........................................           233            193
 Incentive management fee...............................           200            157
 Base management fee....................................           100             90
 Ground rent and administrative.........................            96             80
                                                                ------         ------
                                                                   925            818
                                                                ------         ------

OPERATING PROFIT........................................           591            463
 Interest expense.......................................          (516)          (491)
 Interest income........................................            13             17
                                                                ------         ------

NET INCOME (LOSS).......................................        $   88         $  (11)
                                                                ======         ======

ALLOCATION OF NET INCOME (LOSS)
 General Partner........................................        $    1         $   --
 MBIP Limited Partner Interest..........................             1             --
 Limited Partner Unit Holders...........................            86            (11)
                                                                ------         ------

                                                                $   88         $  (11)
                                                                ======         ======

NET INCOME (LOSS) PER LIMITED PARTNER UNIT (335 Units)..        $  257         $  (33)
                                                                ======         ======




                  See Notes to Condensed Financial Statements.

                            CONDENSED BALANCE SHEET
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                 (IN THOUSANDS)



                                                                        March 27,  December 31,
                                                                          1998        1997
                                                                       ----------- -----------
                                                                       (Unaudited)
                                    ASSETS

 Property and equipment, net.............................................. $23,870   $23,784
 Due from Marriott International, Inc.....................................     638       507
 Other assets.............................................................     608       830
 Cash and cash equivalents................................................     782       841
                                                                           -------   -------

                                                                           $25,898   $25,962
                                                                           =======   =======

                       LIABILITIES AND PARTNERS' DEFICIT

 Mortgage debt...........................................................  $24,322   $24,475
 Deferred incentive management fees due to Marriott International, Inc...    3,649     3,587
 Accounts payable and accrued expenses...................................      132       193
 Note payable to Marriott International, Inc.............................      528       528
                                                                           -------   -------

  Total Liabilities......................................................   28,631    28,783
                                                                           -------   -------

PARTNERS' DEFICIT
 General Partner.........................................................       (9)      (10)
 MBIP Limited Partner Interest...........................................       (9)      (10)
 Limited Partner Unit Holders............................................   (2,715)   (2,801)
                                                                           -------   -------

  Total Partners' Deficit................................................   (2,733)   (2,821)
                                                                           -------   -------

                                                                           $25,898   $25,962
                                                                           =======   =======




                  See Notes to Condensed Financial Statements.

                       CONDENSED STATEMENT OF CASH FLOWS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                      For the Twelve Weeks Ended
                                                     ----------------------------
                                                       March 27,      March 28,
                                                         1998           1997
                                                     -------------  -------------

OPERATING ACTIVITIES
 Net income (loss).................................         $  88          $ (11)
 Noncash items.....................................           338            375
 Changes in operating accounts.....................          (207)          (247)
                                                            -----          -----

  Cash provided by operating activities............           219            117
                                                            -----          -----

INVESTING ACTIVITIES
 Additions to property and equipment...............          (319)          (234)
 Change in property improvement fund...............           194            118
                                                            -----          -----

  Cash used in investing activities................          (125)          (116)
                                                            -----          -----

FINANCING ACTIVITIES
 Principal repayments of mortgage debt.............          (153)          (141)
 Payment of financing costs........................            --            (13)
                                                            -----          -----

  Cash used in financing activities................          (153)          (154)
                                                            -----          -----

DECREASE IN CASH AND CASH EQUIVALENTS..............           (59)          (153)

CASH AND CASH EQUIVALENTS at beginning of period...           841            733
                                                            -----          -----

CASH AND CASH EQUIVALENTS at end of period.........         $ 782          $ 580
                                                            =====          =====

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage interest...................         $ 484          $ 481
                                                            =====          =====




                  See Notes to Condensed Financial Statements.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
           MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                                  (UNAUDITED)


1. The accompanying condensed financial statements have been prepared by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included in the Partnership's Form 10.

   In the opinion of the Partnership, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of March 27, 1998, and the results of operations for the twelve weeks ended March 27, 1998 and March 28, 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

   For financial reporting purposes, net profits and net losses of the Partnership are allocated 1% to MOHS Corporation (the "General Partner"), a wholly owned subsidiary of Host Marriott Corporation ("Host Marriott"), 1% to Mutual Benefit Investment Properties ("MBIP"), a limited partner, and 98% to the remaining limited partners. Significant differences exist between the net profits and net losses for financial reporting purposes and the net profits and net losses reported for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, differences in the timing of the recognition of management fee expense and the deduction of certain costs incurred during construction which have been capitalized in the accompanying condensed financial statements.

2. Hotel revenues represent house profit from the Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to Marriott International, Inc. (the "Manager"). House profit reflects hotel operating results which flow to the Partnership as property owner and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, property taxes and certain other costs, which are disclosed separately in the condensed statement of operations.

   On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

   The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property level revenues and operating expenses of its hotel from its statements of operations.

   Hotel revenues consist of hotel operating results for the Hotel for the twelve weeks ended (in thousands):

                                     March 27,  March 28,
                                       1998       1997
                                     ---------  ---------
  HOTEL SALES
   Rooms...........................     $2,610     $2,320
   Food and beverage...............        605        556
   Other...........................        110        107
                                        ------     ------
                                         3,325      2,983
                                        ------     ------
  HOTEL EXPENSES
   Departmental Direct Costs
     Rooms.........................        571        548
     Food and beverage.............        497        449
   Other hotel operating expenses..        741        705
                                        ------     ------
                                         1,809      1,702
                                        ------     ------

  HOTEL REVENUES...................     $1,516     $1,281
                                        ======     ======

3. On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors has authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999.

   As part of the REIT reorganization, Host Marriott has formed an operating partnership (the "Operating Partnership"). The Operating Partnership is proposing to acquire by merger (the "Mergers") eight limited partnerships that own full-service hotels in which Host Marriott or its subsidiaries are general partners, including the Partnership. As more fully described in the registration statement filed with the Securities and Exchange Commission on June 2, 1998, limited partners of those partnerships that participate in the Mergers will receive either units or, at their election, unsecured notes issued by the Operating Partnership in exchange for their partnership interests in the Partnerships.

   Consummation of the REIT reorganization is subject to significant contingencies that are outside the control of Host Marriott, including final Board approval, consent of shareholders, partners, bondholders, lenders, and ground lessors of Host Marriott, its affiliates and other third parties. Accordingly, there can be no assurance that the REIT reorganization will be completed or that it will be effective as of January 1, 1999.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None


ITEM 15.  FINANCIAL STATEMENTS, SUPPLEMENTARY SCHEDULE AND EXHIBITS

          (a) The financial statements filed as a part of this Form 10 are listed in Item 13.

                                                                            Page
                                                                            ----
               Supplementary Financial Statement Schedule -
                Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P.

               III.  Real Estate and Accumulated Depreciation                39

Schedules I through V inclusive, other than those listed above, are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

(b)            Exhibits

 3.1 Amended and Restated Agreement of Limited Partnership of Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., dated
               June 12, 1989.

10.1 Management Agreement by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (Partnership) and Marriott Hotels, Inc. (Management Company) dated June 12, 1989.

10.2 Amended and Restated Assignment of Management Agreement by and among Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (Borrower), Marriott International, Inc. (Manager) and National Bank of Canada (Lender) dated September 24, 1996.

10.3 Amended and Restated Loan Agreement by and between Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. as Borrower and National Bank of Canada, New York Branch as Lender dated as of September 24, 1996.

10.4 Amended and Restated Secured Promissory Note made by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. in favor of National Bank of Canada dated September 24, 1996.

10.5 Amended and Restated Leasehold Mortgage dated as of September 24, 1996 from Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (Borrower) to National Bank of Canada (Lender).

10.6 Reaffirmation of Foreclosure Guaranty by and between MOHS Corporation (Guarantor) and National Bank of Canada (Lender) dated September 24, 1996.

10.7 Security Agreement as of September 24, 1996 by Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. and National Bank of Canada.

10.8 Loan Modification Agreement by and between National Bank of Canada (Lender) and Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (Borrower) dated June 19, 1997.

10.9 Marriott Hotel Ground Lease Between Simon-Rosemont Developers (Landlord) and Marriott Corporation (Tenant) dated June 16, 1986.

10.10 Assignment of Lease between Marriott Corporation ("Assignor") and Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. ("Assignee") dated June 12, 1989.

10.11 Assignment of Leases and Rents from Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P. (Borrower) to National Bank of Canada (Lender) dated September 24, 1996.

27             Financial Data Schedule

                                 SCHEDULE III

          MUTUAL BENEFIT CHICAGO MARRIOTT SUITE HOTEL PARTNERS, L.P.
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1997
                                (IN THOUSANDS)



                            Initial Costs               Gross Amount at December 31, 1997
                            -------------               ---------------------------------
                                           Subsequent
                             Building &       Costs        Building &       Accumulated
Description         Debt    Improvements   Capitalized    Improvements     Depreciation
-----------------  -------  -------------  -----------  ----------------  ---------------

Marriott Suites
O'Hare Hotel       $24,475        $25,878         $575           $26,453           $5,359
                   =======  =============  ===========  ================  ===============





                                     Date of
                                  Completion of    Date    Depreciation
                                  Construction   Acquired      Life
                                  -------------  --------  ------------

               Marriott Suites
               O'Hare Hotel                1988      1989    40 years




Notes:
------
                                                            1995     1996     1997
                                                           -------  -------  -------
(a) Reconciliation of Real Estate:
    Balance at beginning of year.......................... $25,968  $26,002  $26,015
    Capital Expenditures..................................      34       13      438
    Dispositions..........................................      --       --       --
                                                           -------  -------  -------
    Balance at end of year................................ $26,002  $26,015  $26,453
                                                           =======  =======  =======
(b) Reconciliation of Accumulated Depreciation:
    Balance at beginning of year.......................... $ 3,404  $ 4,053  $ 4,704
    Depreciation..........................................     649      651      655
                                                           -------  -------  -------
    Balance at end of year................................ $ 4,053  $ 4,704  $ 5,359
                                                           =======  =======  =======
(c) The aggregate cost of buildings and
    improvements for Federal income tax purposes
    is approximately $26.5 million at December 31, 1997.

                                  SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of June 1998.



                                    MUTUAL BENEFIT CHICAGO MARRIOTT SUITE
                                    HOTEL PARTNERS, L.P.

                                    BY:  MOHS Corporation
                                         General Partner



                                    /s/ Earla L. Stowe
                                    -------------------------------------------
                                    Earla L. Stowe
                                    Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the date indicated above.

Signature                           Title
                                    (MOHS Corporation)

/s/ Bruce F. Stemerman              President and Director
---------------------------         (Principal Executive Officer)
Bruce F. Stemerman


/s/ Christopher G. Townsend         Vice President, Secretary and Director
---------------------------
Christopher G. Townsend


/s/ Earla L. Stowe                  Vice President and Chief Accounting Officer
---------------------------
Earla L. Stowe


/s/ Bruce Wardinski                 Treasurer
---------------------------
Bruce Wardinski